UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MARKETWATCH.COM, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

570619106

(CUSIP Number)

Thomas Wharton
c/o Pearson Inc.
1330 Avenue of the Americas, 7th Floor
New York, New York 10019
(212) 641-2421

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Howard A. Kenny, Esq.
Morgan, Lewis & Brockius LLP
101 Park Avenue
New York, New York 10178
(212) 309-6000

January 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570619106			Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PEARSON PLC EIN:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* NOT APPLICABLE

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND & WALES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER 0

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0

14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 570619106			Page 3 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PEARSON INTERNATIONAL FINANCE LTD. (f/k/a Spinmerit Ltd.) EIN:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* NOT APPLICABLE

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND & WALES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER 0

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer

          This Amendment No. 1 (this “Amendment”) hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2004 (the “Schedule 13D”) with respect to the common stock, par value $.01 per share (the “Common Stock”), of MarketWatch.com, Inc., a Delaware Corporation (f/k/a NMP Inc.), (the “Issuer”), with its principal executive office located at 825 Battery Street, San Francisco, CA 94111. This Amendment relates to the consummation of the merger of the Issuer with a wholly-owned subsidiary of Dow Jones & Company, Inc., as a result of which all Common Stock of the Issuer held by the Reporting Persons were converted automatically into the right to receive $18.00 per share.

     Item 4. Purpose of Transaction

          Item 4 is hereby amended in its entirety to read as follows:

          “As announced by the Issuer, pursuant to a merger agreement dated November 14, 2004, among Dow Jones & Company, Inc. (“Dow Jones”), Golden Acquisition Corp. (“Golden”) and the Issuer (the “Merger Agreement”), the Issuer merged with Golden, a wholly-owned subsidiary of Dow Jones, with the Issuer surviving the merger as a wholly-owned subsidiary of Dow Jones. Each outstanding share of the Issuer’s Common Stock, including the Common Stock beneficially owned by the Reporting Persons, was converted automatically into the right to receive $18.00 cash, without interest.”

     Item 5. Interest in Securities of the Issuer

          Item 5 is hereby amended in its entirety to read as follows:

          “(a) and (b) As announced by the Issuer, pursuant to the Merger Agreement, the Issuer merged with Golden, a wholly-owned subsidiary of Dow Jones, with the Issuer surviving the merger as a wholly-owned subsidiary of Dow Jones. Each outstanding share of the Issuer’s Common Stock, including the Common Stock beneficially owned by the Reporting Persons, was converted automatically into the right to receive $18.00 cash, without interest.”

          “(e) On January 21, 2005, upon the closing of the merger described hereinabove, the Reporting Persons ceased to own any Common Stock or other securities of the Issuer.”

     Item 6. Contract, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended by the addition of the following as the penultimate paragraph thereof:

          “As announced by the Issuer, pursuant to the Merger Agreement, the Issuer merged with Golden, a wholly-owned subsidiary of Dow Jones, with the Issuer surviving the merger as a wholly-owned subsidiary of Dow Jones. Each outstanding share of the Issuer’s Common Stock, including the Common Stock beneficially owned by the Reporting Persons, was converted automatically into the right to receive $18.00 cash, without interest.”

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SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

Pearson plc
By:	/s/ Stephen Jones
	Name:	Stephen A. Jones
	Title:	Deputy Secretary

Pearson International Finance Ltd.
By:	/s/ Stephen Jones
	Name:	Stephen A. Jones
	Title:	Secretary

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